Paul Arena
Chief Executive Officer
paul.arena@augme.com
Office: 212.710.9350
Mobile: 404.915.8449

43 West 24th Street, 11th Floor
New York, New York 10010

April 11, 2011

VIA EDGAR

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Augme Technologies, Inc.
Form S-1/A filed on April 11, 2011
File No. 333-172865

Dear Mr. Spirgel:

Augme Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 9:00 a.m., Eastern time, on April 13, 2011 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AUGME TECHNOLOGIES, INC.

By:/s/Paul Arena
Paul Arena, Chief Executive Officer